Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, MD  21045
Fax:  (410) 797-7812

Via EDGAR

March 30, 2012

Mr. Jeffrey P. Riedler
Mr. Daniel Greenspan, Special Counsel
Ms. Laura Crotty
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:          Hemagen Diagnostics, Inc.
Registration Statement on Form S-3
Filed December 23, 2010
File No. 333-171380

Ladies and Gentlemen:

We have received and reviewed your letter dated January 4, 2012 related to the above-referenced filing of Hemagen Diagnostics, Inc. (“Hemagen” or the “Company”).  In accordance with your request, we have responded to each of the comments included in your letter.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments.  This letter has been filed with the Commission as correspondence through EDGAR.

General

1.
With a view towards disclosure in the prospectus, please provide the dollar value of the net proceeds that the company received from the sale to the selling shareholders of the original 8% Senior Subordinated Secured Convertible Notes due 2009.

Response:

                In September 2004 the Company conducted an exchange offer in which it exchanged 5,100,000 shares of Common Stock and  $4,050,000 in principal amount of  8% Senior Subordinated Convertible Notes due 2009 for its then outstanding 8% Senior Subordinated Secured Convertible Notes due 2005, the aggregate principal amount of which was then $6,090,000. We will include this disclosure in the prospectus.

2.
Please revise your disclosure to include a description of the original transaction in which the 8% Senior Subordinated Secured Convertible Notes due 2009 were sold to the selling shareholders. The description should include a summary of the rights and obligations of each party as well as a description of the material terms of any governing agreements.  Also, please file copies of all agreements between the issuer and the selling shareholders relating to this transaction.

Response:

All instruments and agreements related to the transactions described below have been filed as exhibits to certain of our filings. We propose the following disclosure:

“We issued a total of $6,315,000 in units during April and May, 2000.  These units consisted of $6,315,000 principal amount of 8% Senior Subordinated Secured Convertible Notes due 2005,  1,184,072 shares of our common stock and 2,526,000 warrants to purchase 2,526,000 shares of our common stock. The warrants were exercisable at $2.75 per share until April 30, 2002 and the notes were convertible at a $2.50 per share price. We issued the units in a private placement.

 Beginning in September 2004 the Company conducted an exchange offer in which it exchanged 5,100,000 shares of Common Stock and $4,050,000 in principal amount of  8% Senior Subordinated Convertible Notes due 2009 for its then outstanding 8% Senior Subordinated Secured Convertible Notes due 2005, the aggregate principal amount of which was then $6,090,000. These new notes were convertible at a $0.75 per share price.

March 30, 2012

In September 2009 we exchanged $4,049,858.01 principal amount of 8% Senior Subordinated Secured Convertible Notes due 2014 (the “2014 Notes”)  for the Notes due 2009.

The 2014 Notes mature on September 30, 2014, with no principal payments required until maturity. The 2014 Notes provide for quarterly interest payments at the annual rate of 8%.

Commencing after September 30, 2009, the 2014 Notes are convertible into Common Stock at a conversion price of $0.35 per share. We may require that holders convert the 2014 Notes into Common Stock at any time after the Common Stock has traded at or above $0.70 for fifteen consecutive trading days.  In addition, we may prepay the 2014 Notes at any time at the principal amount plus accrued and unpaid interest.

In the event of a split, subdivision or combination or similar transaction in our Common Stock, or the issuance of a dividend consisting of our Common Stock, the conversion price will be proportionally increased or decreased, as the case may be.  Additionally, in the event of any reclassification, consolidation, merger or sale of substantially all our assets or similar transaction, the holder of a 2014 Note will be entitled to receive, upon conversion, the kind and number of shares of stock and other securities and property receivable upon such transaction as if the holder were the owner of the Common Stock issuable under the 2014 Note immediately prior to any such event at the conversion price in effect on the date of the closing of such transaction.

The 2014 Notes are secured by a first lien on all real, tangible and intangible property.  This security interest is subordinated to: (i) a credit facility that is equal to or less than Three Million Dollars ($3,000,000), (ii) any secured financing that is greater than Two Million Dollars ($2,000,000), provided that (A) we provide the holder twenty (20) business days’ written notice of such secured financing, and (B) all of the funds raised in connection with such secured financing are used to reduce, on a pro rata basis, the principal amount and accrued and unpaid interest owed on the 2014 Notes, (iii) real estate financing that we may incur for the purchase of a corporate facility provided that the annual mortgage payments are less than the rent expense that we pay in the year of such purchase for leased facilities, and (iv) secured financing not to exceed Four Million Dollars ($4,000,000) at any one time for the purpose of financing an acquisition by us of the business of another person.”

3.
We note your response to our prior comment 7 and we reissue the comment. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

March 30, 2012

Response:

Please see Exhibit A for the tabular disclosure requested.

4.	We note your response to our prior comment 8 and we reissue the comment. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the William P. Hales selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

Please see Exhibit B for the tabular disclosure requested.

5.
We note your response to our prior comment 9. Please confirm that you intended to state that the company has the intention and a reasonable basis to believe that it “will” have the financial ability to make all payments on the overlying securities, rather than stating that it “will not,” as confirmed by your counsel in a phone call with the staff on December 21, 2011.

Response:

We confirm that we intended to state that the company has the intention and a reasonable basis to believe that it “will” have the financial ability to make all payments on the overlying securities, rather than stating that it “will not,” as confirmed by our counsel in a phone call with the staff on December 21, 2011.

March 30, 2012

We trust that the foregoing sufficiently addresses your comments.  Hemagen appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (443) 367-5500.

Sincerely, HEMAGEN DIAGNOSTICS, INC.

By:	/s/ Catherine M. Davidson
Catherine M. Davidson
Controller, Principal Financial and Accounting Officer

cc:  F. Mark Reuter, Esq.

Exhibit A-1

Name of Selling Shareholder or Affiliate who engaged in the transactions with the issuer	Date of the Transaction	Number of shares of the class of the transaction that were outstanding prior to the transaction
Number of shares of the class of the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or the affiliates of the selling shareholders
				Number of shares of the class of securities subject to the transaction that were issued or issuable in connectin with the transaction
Percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance) with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issed in connection with the applicable transaction.
						Market price per share of the class of stock of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary)	Current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary)
William Hales	12/23/2004	10,124,905	8,778,917	2,974,998	72%	$0.30	$0.03

Taegen Corp.	12/23/2004	10,124,905	8,778,917	761,827	72%	$0.30	$0.03

Tenth Level Corp.	12/23/2004	10,124,905	8,778,917	431,042	72%	$0.30	$0.03

Stifel Nicolaus & Co. F/B/O Paul Drueke & Mary Jo Drueke	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

Richard H. hein Trust Dtd. 6/12/95	12/23/2004	10,124,905	8,778,917	86,208	72%	$0.30	$0.03

Stifel Nocolaus & Co. F/B/O Gary R Kasier, TTEE Gary R Kasier Rev. Trust Dtd 11/19/97	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

KDP Enterprises	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

Joseph Kendelski	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

Maria Molinsky	12/23/2004	10,124,905	8,778,917	172,417	72%	$0.30	$0.03

Joan L Morgen	12/23/2004	10,124,905	8,778,917	17,242	72%	$0.30	$0.03

Stifel Nicolaus & Co. F/B/O NorDruk Partners Inv. Co Limited Patners	12/23/2004	10,124,905	8,778,917	86,208	72%	$0.30	$0.03

Cheryl Pearl	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

Trade Sources International	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

Stifel Nicolaus & Co. F/B/O Peter D. Wierenga	12/23/2004	10,124,905	8,778,917	86,208	72%	$0.30	$0.03

Allan Zavaro	12/23/2004	10,124,905	8,778,917	86,208	72%	$0.30	$0.03

Allison Marie Corp.	12/23/2004	10,124,905	8,778,917	862,083	72%	$0.30	$0.03

The Aysseh Family LLC	12/23/2004	10,124,905	8,778,917	431,042	72%	$0.30	$0.03

Robert Chamow	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

The Daniel Conners Trust	12/23/2004	10,124,905	8,778,917	172,417	72%	$0.30	$0.03

Arthur E. Engel Trust Dtd. 5/5/88	12/23/2004	10,124,905	8,778,917	862,083	72%	$0.30	$0.03

John A. Ericsson	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

Ran Furman	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

Dennis Galgano	12/23/2004	10,124,905	8,778,917	258,625	72%	$0.30	$0.03

Charles Goodin	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

Irwin Gruverman	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

Eric Hackel	12/23/2004	10,124,905	8,778,917	96,985	72%	$0.30	$0.03

Thomas E. Hales	12/23/2004	10,124,905	8,778,917	431,042	72%	$0.30	$0.03

Robert B. Hasoloecher	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

Carol J. Hochman, Trustee for Richard Hochman Defined Benefit Plan	12/23/2004	10,124,905	8,778,917	344,833	72%	$0.30	$0.03

Richard H. Hochman	12/23/2004	10,124,905	8,778,917	86,208	72%	$0.30	$0.03

Charles Schwab & Co., Inc. FBO: Richard H. Hochman SEP IRA DTD 3/31/98 UTA Charless Schwab & Co., Inc.	12/23/2004	10,124,905	8,778,917	172,417	72%	$0.30	$0.03

A.F. Lehmkuhl	12/23/2004	10,124,905	8,778,917	86,208	72%	$0.30	$0.03

Ralph Mandarino	12/23/2004	10,124,905	8,778,917	323,457	72%	$0.30	$0.03

Gilad Ottensoser	12/23/2004	10,124,905	8,778,917	75,433	72%	$0.30	$0.03

Brook Manor Holdings Corp Att.L.Shaw	12/23/2004	10,124,905	8,778,917	380,330	72%	$0.30	$0.03

Wayne Saker	12/23/2004	10,124,905	8,778,917	258,625	72%	$0.30	$0.03

The Seiler Family Trust Dated 6/27/95 Robert J. Selier Trustee	12/23/2004	10,124,905	8,778,917	344,833	72%	$0.30	$0.03

Ari Soshtain	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

Mildred Toder and Bonnie Toder, JTWROS	12/23/2004	10,124,905	8,778,917	113,193	72%	$0.30	$0.03

Jacqueline Waterman	12/23/2004	10,124,905	8,778,917	17,242	72%	$0.30	$0.03

Max M. Rothschild	12/23/2004	10,124,905	8,778,917	63,859	72%	$0.30	$0.03

Jack Polak	12/23/2004	10,124,905	8,778,917	63,859	72%	$0.30	$0.03

Stacy Halpern	12/23/2004	10,124,905	8,778,917	63,859	72%	$0.30	$0.03

Jonathan Rothschild c/o Arterio, Inc.	12/23/2004	10,124,905	8,778,917	313,373	72%	$0.30	$0.03

Aron Rosenberg	12/23/2004	10,124,905	8,778,917	280,354	72%	$0.30	$0.03

Francois & Kathy Levy	12/23/2004	10,124,905	8,778,917	14,018	72%	$0.30	$0.03

James Wiley & Judith Wiley	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

BNC Bach International, Ltd c/o Ultra Finance Grossmuenster Platz 6 Note Sold to William Hales on 02/10/09	12/23/2004	10,124,905	8,778,917	431,042	72%	$0.30	$0.03

Michael R. Ricci	12/23/2004	10,124,905	8,778,917	152,579	72%	$0.30	$0.03

Tamir Koch	12/23/2004	10,124,905	8,778,917	140,177	72%	$0.30	$0.03

Wexford Clearing C/F Craig Petrassi IRA Dated 08/21/02 Jesup & Lamont	12/23/2004	10,124,905	8,778,917	43,105	72%	$0.30	$0.03

			8,778,917	12,189,109

Exhibit A-2

Name of Selling Shareholder or Affiliate who engaged in the transactions with the issuer	Date of the Transaction	Note Principal Amount	Number of shares of the class of the transaction that were outstanding prior to the transaction
Number of shares of the class of the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or the affiliates of the selling shareholders
					Number of shares of the class of securities subject to the transaction that were issued or issuable in connectin with the transaction
Percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance) with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issed in connection with the applicable transaction.
							Market price per share of the class of stock of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary)	Current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary)
William Hales	9/30/2009	876,470.00	15,245,281	13,595,106	2,504,200	117%	$0.08	$0.03

Delaware Charter Guaranty & Trust c/f William P. Hales-IRA	9/30/2009	7,980.00	15,245,281	13,595,106	22,800	117%	$0.08	$0.03

Judith A. Wiley	9/30/2009	16,625.00	15,245,281	13,595,106	47,500	117%	$0.08	$0.03

Charles Goodin	9/30/2009	16,625.00	15,245,281	13,595,106	47,500	117%	$0.08	$0.03

Maria Molinsky	9/30/2009	66,500.00	15,245,281	13,595,106	190,000	117%	$0.08	$0.03

Robert B. Hasoloecher	9/30/2009	16,625.00	15,245,281	13,595,106	47,500	117%	$0.08	$0.03

The Aysseh Family LLC	9/30/2009	166,250.00	15,245,281	13,595,106	475,000	117%	$0.08	$0.03

Max M. Rothschild	9/30/2009	24,630.00	15,245,281	13,595,106	70,371	117%	$0.08	$0.03

Taegen Corp.	9/30/2009	433,958.00	15,245,281	13,595,106	1,239,880	117%	$0.08	$0.03

Allison Marie Corp.	9/30/2009	319,994.00	15,245,281	13,595,106	914,269	117%	$0.08	$0.03

Thomas E. Hales	9/30/2009	166,250.00	15,245,281	13,595,106	475,000	117%	$0.08	$0.03

Brook Manor Holdings Corp Att.L.Shaw	9/30/2009	146,691.00	15,245,281	13,595,106	419,117	117%	$0.08	$0.03

Tenth Level Corp.	9/30/2009	166,250.00	15,245,281	13,595,106	475,000	117%	$0.08	$0.03

Ran Furman	9/30/2009	16,625.00	15,245,281	13,595,106	47,500	117%	$0.08	$0.03

Irwin Gruverman	9/30/2009	16,625.00	15,245,281	13,595,106	47,500	117%	$0.08	$0.03

Stacy Halpern	9/30/2009	24,630.00	15,245,281	13,595,106	70,371	117%	$0.08	$0.03

Jonathan Rothschild c/o Arterio, Inc.	9/30/2009	120,866.00	15,245,281	13,595,106	345,331	117%	$0.08	$0.03

Ralph Mandarino	9/30/2009	124,756.00	15,245,281	13,595,106	356,446	117%	$0.08	$0.03

Allan Zavarro	9/30/2009	33,250.00	15,245,281	13,595,106	95,000	117%	$0.08	$0.03

Robert Chamow	9/30/2009	16,625.00	15,245,281	13,595,106	47,500	117%	$0.08	$0.03

Carol J. Hochman, Trustee for Richard Hochman Defined Benefit Plan	9/30/2009	133,000.00	15,245,281	13,595,106	380,000	117%	$0.08	$0.03

Richard H. Hochman	9/30/2009	33,250.00	15,245,281	13,595,106	95,000	117%	$0.08	$0.03

Dennis M. Galgano	9/30/2009	99,750.00	15,245,281	13,595,106	285,000	117%	$0.08	$0.03

Mildred Toder and Bonnie Toder, JTWROS	9/30/2009	43,658.00	15,245,281	13,595,106	124,737	117%	$0.08	$0.03

Irving Hackel	9/30/2009	12,506.00	15,245,281	13,595,106	35,731	117%	$0.08	$0.03

Eric Hackel	9/30/2009	37,407.00	15,245,281	13,595,106	106,877	117%	$0.08	$0.03

Richard H. Hockman Traditional IRA	9/30/2009	66,500.00	15,245,281	13,595,106	190,000	117%	$0.08	$0.03

Joan L Morgen (Sold to Allison Marie Corp 11-11-11)	9/30/2009	6,650.00	15,245,281	13,595,106	19,000	117%	$0.08	$0.03

Richard H. Hein Trust Dtd. 6/12/95	9/30/2009	33,250.00	15,245,281	13,595,106	95,000	117%	$0.08	$0.03

Alfred F. Lehmkuhl Trustee Under The Alfred F. Lehmkuhl Delcaration of Trust Dated September 29, 1982 as Modified	9/30/2009	33,250.00	15,245,281	13,595,106	95,000	117%	$0.08	$0.03

Stanley L. Glaser C/O Merrill Lynch - Mark Worden	9/30/2009	16,625.00	15,245,281	13,595,106	47,500	117%	$0.08	$0.03

Ari Soshtain	9/30/2009	16,625.00	15,245,281	13,595,106	47,500	117%	$0.08	$0.03

Gilad Ottensoser	9/30/2009	62,344.00	15,245,281	13,595,106	178,126	117%	$0.08	$0.03

Jack Polak	9/30/2009	24,630.00	15,245,281	13,595,106	70,371	117%	$0.08	$0.03

Wayne Saker	9/30/2009	99,750.00	15,245,281	13,595,106	285,000	117%	$0.08	$0.03

Stifel Nicolaus & Co. F/B/O Peter D. Wierenga	9/30/2009	33,250.00	15,245,281	13,595,106	95,000	117%	$0.08	$0.03

John A. Erickson	9/30/2009	5,541.66	15,245,281	13,595,106	15,833	117%	$0.08	$0.03

John E. Erickson	9/30/2009	5,541.67	15,245,281	13,595,106	15,833	117%	$0.08	$0.03

Myia Fraser	9/30/2009	5,541.67	15,245,281	13,595,106	15,833	117%	$0.08	$0.03

Stifel Nicolaus & Co. F/B/O Paul Drueke & Mary Jo Drueke	9/30/2009	16,625.00	15,245,281	13,595,106	47,500	117%	$0.08	$0.03

Joseph Kendelski	9/30/2009	16,625.00	15,245,281	13,595,106	47,500	117%	$0.08	$0.03

Celeste Hackel	9/30/2009	113,538.00	15,245,281	13,595,106	324,394	117%	$0.08	$0.03

Cheryl Pearl	9/30/2009	16,625.00	15,245,281	13,595,106	47,500	117%	$0.08	$0.03

Arthur E. Engel Trust Dtd. 5/5/88	9/30/2009	332,500.00	15,245,281	13,595,106	950,000	117%	$0.08	$0.03

Jacqueline Waterman	9/30/2009	6,650.00	15,245,281	13,595,106	19,000	117%	$0.08	$0.03

Allison Marie Corp. --Purchased from Joan Morgan 11-11-11	9/30/2009	-	15,245,281	13,595,106	-	117%	$0.08	$0.03

Exhibit B

Number of share outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the shareholders	Number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements	Number of shares registered by the selling shareholders or affiliates of the selling shareholders that continue to be held by the affiliates of the selling shareholders	Number of shares that have been sold in registered resale transactions by the William P. Hales selling shareholders or affiliates of the company	Number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction

13,595,106	12,189,104	6,811,460.00	-	11,571,023.00